1933 ACT FILE NO.:
                                                   1940 ACT FILE NO.:  811-21056
                                                               CIK NO.:  1710518

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                       REGISTRATION STATEMENT ON FORM S-6

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A.  Exact name of trust:     ADVISORS DISCIPLINED TRUST 1830

B.  Name of depositor:       ADVISORS ASSET MANAGEMENT, INC.

C.  Complete address of depositor's principal executive offices:

                              18925 Base Camp Road
                            Monument, Colorado 80132

D.  Name and complete address of agent for service:

                                                 WITH A COPY TO:

            SCOTT COLYER                        SCOTT R. ANDERSON
   Advisors Asset Management, Inc.           Chapman and Cutler LLP
         18925 Base Camp Road                111 West Monroe Street
      Monument, Colorado  80132           Chicago, Illinois  60603-4080

E. Title of securities being registered: Units of undivided beneficial interest

F.  Approximate date of proposed public offering:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

[ ] Check box if it is proposed that this filing will become effective on ____________, 2017 at _____ pursuant to Rule 487.

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The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                    Preliminary Prospectus Dated July 28, 2017
                         ADVISORS DISCIPLINED TRUST 1830
             ADVISORS CORE EQUITY STRATEGY PORTFOLIO, SERIES 2017-4Q
              BAHL & GAYNOR INCOME GROWTH PORTFOLIO, SERIES 2017-4Q
                       BLUE CHIP PORTFOLIO, SERIES 2017-4Q
                  DIVIDEND ADVANTAGE PORTFOLIO, SERIES 2017-4Q
    DIVIDEND SUSTAINABILITY PORTFOLIO, SERIES 2017-4Q - A HARTFORD INVESTMENT
                     MANAGEMENT COMPANY ("HIMCO") PORTFOLIO
                  THE DOW(R) VALUE TEN PORTFOLIO, SERIES 2017-4Q
                 ENERGY OPPORTUNITIES PORTFOLIO, SERIES 2017-4Q
   EUROPEAN SELECT PORTFOLIO, SERIES 2017-4Q - A CYRUS J. LAWRENCE LLC ("CJL")
                                    PORTFOLIO
            INTERNATIONAL HIGH 30 DIVIDEND PORTFOLIO, SERIES 2017-4Q
     MINIMUM VOLATILITY EQUITY INCOME PORTFOLIO, SERIES 2017-4Q - A HARTFORD
                INVESTMENT MANAGEMENT COMPANY ("HIMCO") PORTFOLIO
              STRATEGIC HIGH 80 DIVIDEND PORTFOLIO, SERIES 2017-4Q
            STRATEGIC FOUNDATIONS OF GROWTH PORTFOLIO, SERIES 2017-4Q
          TACTICAL PLUS CLOSED-END PORTFOLIO - 15 MONTH, SERIES 2017-4Q

     The attached final prospectuses for prior Advisors Disciplined Trust series are hereby used as a preliminary prospectus for the above stated series. The narrative information and structure of the attached final prospectuses will be substantially the same as that of the final prospectus for this series. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this series is not now available and will be different since each unit investment trust has a unique portfolio. Accordingly the information contained herein with regard to the previous series should be considered as being included for informational purposes only.

     A registration statement relating to the units of this series has been filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such units may not be sold nor may an offer to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

     (Incorporated herein by reference are the final prospectus and information supplement from Advisors Disciplined Trust 1751 (Registration No. 333-217755) as filed on June 9, 2017, Advisors Disciplined Trust 1752 (Registration
No. 333-217725) as filed on July 18, 2017, Advisors Disciplined Trust 1810 (Registration No. 333-218433) as filed on June 23, 2017, Advisors Disciplined Trust 1811 (Registration No. 333-218436) as filed on June 27, 2017 and Advisors Disciplined Trust 1812 (Registration No. 333-218437) as filed on June 28, 2017 which shall be used as a preliminary prospectus and information supplement for the current series of the trust.)

                       CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following:
          The facing sheet
          The prospectus and information supplement
          The signatures
          The consents of evaluator, independent auditors and legal counsel

The following exhibits:

1.1    Trust Agreement (to be filed by amendment).

1.1.1  Standard Terms and Conditions of Trust (to be filed by amendment).

1.2 Certificate of Amendment of Certificate of Incorporation and Certificate of Merger of Advisors Asset Management, Inc. Reference is made to
       Exhibit 1.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.

1.3    Bylaws of Advisors Asset Management, Inc.  Reference is made to
       Exhibit 1.3 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.

1.5 Form of Dealer Agreement. Reference is made to Exhibit 1.5 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 262 (File No. 333-150575) as filed of June 17, 2008.

2.2 Form of Code of Ethics. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1737 (File No. 333-213361) as filed on November 3, 2016.

3.1 Opinion of counsel as to legality of securities being registered (to be filed by amendment).

3.3 Opinion of counsel as to the Trustee and the Trust (to be filed by amendment).

4.1    Consent of evaluator (to be filed by amendment).

4.2    Consent of independent auditors (to be filed by amendment).

6.1 Directors and Officers of Advisors Asset Management, Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1701 (File No. 333-211573) as filed on August 5, 2016.

7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1485
       (File No. 333-203629) as filed on May 15, 2015.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Advisors Disciplined Trust 1830 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita and State of Kansas on July 28, 2017.


                                ADVISORS DISCIPLINED TRUST 1830

                                By ADVISORS ASSET MANAGEMENT, INC., DEPOSITOR


                                By     /s/ ALEX R MEITZNER
                                  -----------------------------
                                         Alex R. Meitzner
                                       Senior Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on July 28, 2017 by the following persons in the capacities indicated.


  SIGNATURE                      TITLE

Scott I. Colyer             Director of Advisors Asset    )
                            Management, Inc.              )

Lisa A. Colyer              Director of Advisors Asset    )
                            Management, Inc.              )

James R. Costas             Director of Advisors Asset    )
                            Management, Inc.              )

Christopher T. Genovese     Director of Advisors Asset    )
                            Management, Inc.              )

Randy J. Pegg               Director of Advisors Asset    )
                            Management, Inc.              )

Jack Simkin                 Director of Advisors Asset    )
                            Management, Inc.              )

Andrew Williams             Director of Advisors Asset    )
                            Management, Inc.              )

Bart P. Daniel              Director of Advisors Asset    )
                            Management, Inc.              )


                                By     /s/ ALEX R MEITZNER
                                  -----------------------------
                                        Alex R. Meitzner
                                        Attorney-in-Fact*















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     *An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as Exhibit 7.1.